UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
SeaSpine Holdings Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36905	47-3251758
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
5770 Armada Drive, Carlsbad, California		92008
(Address of principal executive offices)		(Zip Code)
Patrick Keran (760) 727-8399
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 - Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act) defines “Conflict Minerals” as columbite-tantalite (coltan), cassiterite, wolframite (and their derivatives tantalum, tin and tungsten) and gold, and defines the “Covered Countries” as the Democratic Republic of the Congo or an adjoining country.
From January 1, 2020 through December 31, 2020, SeaSpine Holdings Corporation, through its subsidiaries, sold certain medical devices that contained Conflict Minerals. In accordance with the rules promulgated pursuant to the Dodd-Frank Act, we conducted a reasonable country of origin inquiry (“RCOI”) with respect to Conflict Minerals that were contained in the medical devices that we sold in 2020 and were not outside of the supply chain prior to January 31, 2013. All of these medical devices were manufactured for us by third party suppliers.
To conduct our RCOI, we engaged with third party suppliers of our medical devices that we determined contained Conflict Minerals and made inquiries to those suppliers regarding the source of those Conflict Minerals. In making such inquiry, we used the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative to request information from such suppliers about their supply chain and to gather information about the country of origin of the Conflict Minerals contained in our products. We reviewed supplier responses and followed up with suppliers as necessary. All such suppliers provided the name of the smelter that processed such Conflict Minerals and declared that the Conflict Minerals contained in materials supplied to us were not sourced from Covered Countries.
Based on our RCOI, we have no reason to believe that any Conflict Minerals necessary to the functionality or production of the medical devices contracted by us to be manufactured in 2020 originated in any Covered Country.
In accordance with the requirements under Rule 13p-1, the above disclosure is publicly available in the “Governance—Governance Overview” section under the “Investors” tab of our website at https://investor.seaspine.com/corporate-governance/governance-overview. The content of our website is referenced herein as required by Rule 13p-1, is provided for general information only and is not incorporated by reference into this report.
Item 1.02    Exhibit
Not required.
Section 2 - Exhibits
Item 2.01    Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEASPINE HOLDINGS CORPORATION

Date: May 14, 2021	By	/s/ Patrick Keran
Patrick Keran
Sr. Vice President, General Counsel